Exhibit (e)(66)

CONFIDENTIAL

DISCOVERY CORPORATE SERVICE LIMITED

CHISWICK PARK BUILDING 2

566 CHISWICK HIGH ROAD

LONDON ENGLAND W4 5YB

December 1, 2025

Amy Girdwood

Dear Amy:

As you know, while Warner Bros. Discovery, Inc. (“WBD”) continues to advance its efforts to separate its Streaming and Studios division (“Warner Bros.”) from its Global Linear Networks division (“Discovery Global”), WBD recently announced a review of other strategic alternatives to maximize shareholder value (the “Strategic Review”).

Your employment agreement with us, dated July 2, 2025 (the “Employment Agreement”), provides for a one-time cash bonus opportunity (referred to in the Employment Agreement as the “Sign on Bonus”), which is payable to you if you remain continuously employed by us (or any affiliate of Discovery Global or Warner Bros.) through the closing of a separation of Warner Bros. from Discovery Global (referred to in the Employment Agreement as the “Spinoff”) or through July 2, 2026, whichever is later.

In light of the Strategic Review, we wanted to assure you that any transaction that results in the separation of Discovery Global and Warner Bros. as two independent public companies, including if this separation occurs pursuant to a transaction where Warner Bros. remains with WBD and Discovery Global is spun off (a “DG Spinoff”), shall be treated as a Spinoff for purposes of the Sign on Bonus.

Accordingly, you will be entitled to receive the Sign on Bonus if you remain continuously employed by us (or any affiliate of Discovery Global or Warner Bros.) through the date that either a Spinoff or DG Spinoff is completed, or through July 2, 2026, whichever is later (and such date shall be considered the “Sign on Bonus Payment Date” under your Employment Agreement). For clarity, all references in your Employment Agreement to ContentCo shall be understood to refer to Warner Bros. following the completion of a Spinoff or DG Spinoff, as applicable.

Except as described above, your Employment Agreement remains unchanged. If you have any questions, please do not hesitate to contact me.

CONFIDENTIAL

Sincerely,

Discovery Corporate Service Limited

By:	/s/ Joanna Adams

Name: Joanna Adams

Title: Group Vice President